SECURITIES AND EXCHANGE COMMISSION

[Investment Company Act Release No. 30546; File No. 812-14070]

First Trust Exchange-Traded Fund, et al.; Notice of Application

June 3, 2013

Agency: Securities and Exchange Commission ("Commission").

Action: Notice of an application under section 6(c) of the Investment Company Act of 1940

("Act") for an exemption from section 15(a) of the Act and rule 18f-2 under the Act, as well as

from certain disclosure requirements.

Summary of Application: Applicants, including exchange-traded funds ("ETFs"), request an order

that would permit them to enter into and materially amend sub-advisory agreements without

shareholder approval and would grant relief from certain disclosure requirements.

Applicants: First Trust Exchange-Traded Fund, First Trust Exchange-Traded Fund II, First Trust

Exchange-Traded Fund III, First Trust Exchange-Traded Fund IV, First Trust Exchange-Traded

Fund V, First Trust Exchange-Traded Fund VI, First Trust Exchange-Traded Fund VII, First Trust

Exchange-Traded AlphaDEX$^{(R)}$ Fund and First Trust Exchange-Traded AlphaDEX$^{(R)}$ Fund II

(each an "ETF Trust"), First Trust Series Fund (the "Series Trust"), First Defined Portfolio Fund,

LLC ("First Defined"), First Trust Variable Insurance Trust ("VIT" and, together with each ETF

Trust, the Series Trust, and First Defined, each a "Company" and together, the "Companies") and

First Trust Advisors L.P. ("First Trust" and, together with the Companies, the "Applicants").

Filing Dates: The application was filed on August 24, 2012, and amended on February 19, 2013.

Hearing or Notification of Hearing: An order granting the application will be issued unless the

Commission orders a hearing. Interested persons may request a hearing by writing to the

Commission's Secretary and serving Applicants with a copy of the request, personally or by mail.

Hearing requests should be received by the Commission by 5:30 p.m. on June 28, 2013, and should

be accompanied by proof of service on the Applicants, in the form of an affidavit or, for lawyers, a

certificate of service. Hearing requests should state the nature of the writer's interest, the reason

for the request, and the issues contested. Persons who wish to be notified of a hearing may request

notification by writing to the Commission's Secretary.

Addresses: Elizabeth M. Murphy, Secretary, U.S. Securities and Exchange Commission, 100 F

Street, NE, Washington, DC 20549-1090. Applicants, Attn: W. Scott Jardine, 120 East Liberty

Drive, Suite 400, Wheaton, IL 60187.

For Further Information Contact: Steven I. Amchan, Senior Counsel, at (202) 551-6826, or

Jennifer L. Sawin, Branch Chief, at (202) 551-6821 (Division of Investment Management,

Exemptive Applications Office).

Supplementary Information: The following is a summary of the application. The complete

application may be obtained via the Commission's website by searching for the file number, or an

applicant using the Company name box, at http://www.sec.gov/search/search.htm or by calling

(202) 551-8090.

Applicants' Representations:

1.   The ETF Trusts, the Series Trust, and VIT each are organized as Massachusetts

business trusts, and First Defined is organized as a Delaware limited liability company. Each

Company is, or will be, registered under the Act as an open-end management investment

company.[1] The ETF Trusts have received or may rely on exemptive relief to offer series that sell

their shares on a national securities exchange at negotiated prices. As of February 19, 2013, each

ETF Trust, other than First Trust Exchange-Traded Fund V and First Trust Exchange-Traded Fund

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[1] The Companies and all of their existing and future series are referred to herein as "Funds."

VII, had series with publicly outstanding shares. Also as of February 19, 2013, the Series Trust

had three existing series currently offered and sold, First Defined had eight, and VIT had one. All

Companies may offer additional series in the future.[2]

      2.   First Trust, an Illinois limited partnership with its principal office in Wheaton,

Illinois, is registered as an investment adviser under the Investment Advisers Act of 1940

("Advisers Act"). First Trust has one limited partner, Grace Partners of DuPage L.P., and one

general partner, The Charger Corporation. First Trust currently serves as the investment adviser to

the existing Funds pursuant to an investment advisory agreement with respect to each Fund (each,

an "Advisory Agreement") approved by the applicable board of trustees (the "Board")[3], including

a majority of the trustees who are not "interested persons," as defined in section 2(a)(19) of the Act

(the "Independent Trustees"), and by the shareholder(s) of each Fund in the manner required by

sections 15(a) and (c) of the Act and rule 18f-2 thereunder. With respect to new Funds offered in

the future, the Advisory Agreement will be approved by the Board, including majority of the

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[2] Applicants request that any relief granted pursuant to the application apply not only to the series of the Companies but also to any existing or future open-end management investment companies or series thereof that (a) are advised by First Trust or any entity controlling, controlled by or under common control with First Trust or its successors (each such entity included with First Trust in the term "Advisor"), (b) are registered under the Act, (c) use a management approach that utilizes Sub-Advisers (as defined below) as described in the application (the "Manager of Managers Structure"), and (d) comply with the terms and conditions in the application (included in the term "Funds"); and any Advisor. The term "Company" as used in the application includes any existing or future open-end management investment company that is registered with the Commission and advised by the Advisor. Every existing registered open-end management investment company that currently intends to rely on the requested order is named as an Applicant. Any entity that relies on the order in the future will do so only in accordance with the terms and conditions in the application. For the purposes of the requested order, "successor" is limited to an entity that results from a reorganization into another jurisdiction or a change in the type of business organization. If the name of any Fund relying on the requested relief contains the name of a Sub-Adviser, the name of the Advisor that serves as the primary adviser to that Fund, or a trademark or trade name owned by that Advisor, will precede the name of the Sub-Adviser.

[3] "Board," as used herein, is the applicable board of directors or trustees for each Fund, including future Funds.

Independent Trustees, and by the initial shareholder of the Fund in the manner required by sections

15(a) and (c) of the Act and rule 18f-2 thereunder.

3.   Under the terms of the applicable Advisory Agreement, the Advisor, subject to the

oversight of the Board, generally furnishes a continuous investment program for each Fund. For

the investment management services that it provides to each Fund, the Advisor receives the fee

specified in the Advisory Agreement from each Fund based on the Fund's average daily net assets.

The terms of the Advisory Agreement for any Fund that will use sub-advisers also permit or will

permit the Advisor, subject to the approval of the applicable Board, including a majority of the

Independent Trustees, and the approval of the shareholders of the Fund (to the extent required by

applicable law), to delegate portfolio management responsibilities of all or a portion of the assets

of the Fund to one or more sub-advisers. With respect to certain existing Funds the Advisor has

entered into investment sub-advisory agreements with unaffiliated sub-advisers (each, a "Sub-

Adviser" and such agreements, "Sub-Advisory Agreements") pursuant to which the Sub-Advisers

will provide investment advisory services to those Funds. The Advisor may, in the future, enter

into Sub-Advisory Agreements with other Sub-Advisers for one or more Funds.[4] Each

Sub-Adviser is, or will be, an investment adviser registered under the Advisers Act, or not subject

to such registration. Each Sub-Adviser is and will be responsible, subject to the general

supervision of the Advisor and the Board, for, among other things, the purchase and sale of

securities for the applicable Fund. The Advisor will (1) set each Fund's overall investment

strategies; (2) evaluate, select, and recommend to the Board Sub-Advisers needed to manage all or

part of the Funds' assets; (3) monitor and evaluate each Sub-Adviser's investment programs,

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[4] Each existing Sub-Advisory Agreement (i) was approved by the Board, including a majority of the
Independent Trustees, and the shareholders of the applicable Fund in accordance with sections 15(a) and
15(c) of the Act and rule 18f-2 thereunder and (ii) complies fully with the requirements of section 15(a) of
the Act.

results, and performance; and (4) review each Fund's compliance with its investment objective(s), policies and restrictions. The Advisor will also recommend to the Board whether Sub-Advisory Agreements should be renewed, modified or terminated. Additionally, when the Advisor employs multiple Sub-Advisers, the Advisor will allocate, and reallocate, the Fund's assets among Sub-Advisers. The Advisor currently compensates each Sub-Adviser out of the advisory fees paid to the Advisor under the relevant Advisory Agreement; in the future, subject to the terms of the applicable Advisory Agreement and Sub-Advisory Agreement, Sub-Advised Funds may pay advisory fees to the Sub-Advisers directly. Where the Sub-Advisers are paid directly by the Funds, Applicants acknowledge that, after the requested order is issued, shareholder approval will still be sought for any amendment to a Sub-Advisory Agreement that would increase the total management and advisory fees payable by a Fund.

4.   Applicants request an order to permit the Advisor, subject to Board approval, to select certain Sub-Advisers to manage all or a portion of the assets of a Fund pursuant to a Sub-Advisory Agreement and materially amend Sub-Advisory Agreements without obtaining shareholder approval. The requested relief will not extend to any sub-adviser that is an affiliated person, as defined in section 2(a)(3) of the Act, of a Company, a Fund, or the Advisor, other than by reason of serving as a sub-adviser to one or more of the Funds ("Affiliated Sub-Advisers").

5.   Applicants acknowledge that the requested order seeks relief for Funds that are ETFs ("ETF Funds"). However, Applicants believe that operations of the ETF Funds under the requested order address the concerns historically considered by the Commission when granting identical relief to mutual funds. Applicants believe that similar to shareholders of a mutual fund who may "vote with their feet" by redeeming their individual shares at net asset value ("NAV") if they do not approve of a change in sub-adviser or subadvisory agreement, ETF Fund shareholders

will be able, due to the arbitrage mechanism implemented for each ETF Fund, to sell shares in the secondary market at negotiated prices that do not vary materially from the relevant Fund's NAV if the shareholders do not approve of a change.

6.   Applicants also request an order exempting the Funds from certain disclosure provisions described below that may require the Applicants to disclose fees paid to each Sub-Adviser. Applicants seek an order to permit each Fund to disclose (as a dollar amount and a percentage of the Fund's net assets) only: (a) the aggregate fees paid to the Advisor and any Affiliated Sub-Advisers; and (b) the aggregate fees paid to Sub-Advisers (collectively, the "Aggregate Fee Disclosure"). A Fund that employs an Affiliated Sub-Adviser will provide separate disclosure of any fees paid to the Affiliated Sub-Adviser.

Applicants' Legal Analysis:

1.   Section 15(a) of the Act provides, in relevant part, that it is unlawful for any person to act as an investment adviser to a registered investment company except pursuant to a written contract that has been approved by the vote of a majority of the company's outstanding voting securities. Rule 18f-2 under the Act provides that each series or class of stock in a series investment company affected by a matter must approve that matter if the Act requires shareholder approval.

2.   Form N-1A is the registration statement used by open-end investment companies. Item 19(a)(3) of Form N-1A requires disclosure of the method and amount of the investment adviser's compensation.

3.   Rule 20a-1 under the Act requires proxies solicited with respect to an investment company to comply with Schedule 14A under the Securities Exchange Act of 1934 ("Exchange Act"). Items 22(c)(1)(ii), 22(c)(1)(iii), 22(c)(8) and 22(c)(9) of Schedule 14A, taken together,

require a proxy statement for a shareholder meeting at which the advisory contract will be voted

upon to include the "rate of compensation of the investment adviser," the "aggregate amount of

the investment adviser's fees," a description of the "terms of the contract to be acted upon," and,

if a change in the advisory fee is proposed, the existing and proposed fees and the difference

between the two fees.

      4.   Regulation S-X sets forth the requirements for financial statements required to be

included as part of a registered investment company's registration statement and shareholder

reports filed with the Commission. Sections 6-07(2)(a), (b) and (c) of Regulation S-X require a

registered investment company to include in its financial statements information about the

investment advisory fees.

      5.   Section 6(c) of the Act provides that the Commission may exempt any person,

security, or transaction or any class or classes of persons, securities, or transactions from any

provisions of the Act, or from any rule thereunder, if such exemption is necessary or appropriate

in the public interest and consistent with the protection of investors and the purposes fairly

intended by the policy and provisions of the Act. Applicants state that the requested relief meets

this standard for the reasons discussed below.

      6.   Applicants state that the shareholders expect the Advisor to select the portfolio

managers or, subject to the review and approval of the Board, the Sub-Adviser for a Fund that is

best suited to achieve the Fund's investment objective(s). Applicants assert that, from the

perspective of the investor, the role of the Sub-Advisers with respect to the Funds utilizing the

Manager of Managers Structure is substantially equivalent to the role of the individual portfolio

managers employed by traditional investment company advisory firms. In the absence of

exemptive relief from section 15(a) of the Act, when a new Sub-Adviser is proposed for retention by a Fund, shareholders would be required to approve the Sub-Advisory Agreement with that Sub-Adviser. Similarly, approval by the shareholders of the affected Fund would be required in order to amend an existing Sub-Advisory Agreement in any material respect or in order to continue to retain an existing Sub-Adviser whose Sub-Advisory Agreement is "assigned" as a result of a change of control. Obtaining shareholder approval would be costly and slow, and potentially harmful to the affected Fund and its shareholders. Applicants note that each Advisory Agreement will remain fully subject to the requirements of section 15(a) of the Act and rule 18f-2 under the Act, including the requirement for shareholder voting. Moreover, the Board would comply with the requirements of sections 15(a) and 15(c) of the Act before entering into or amending a Sub-Advisory Agreement.

7.   If new Sub-Advisers are hired, the applicable Fund will inform shareholders of the hiring of a new Sub-Adviser pursuant to the following procedures ("Modified Notice and Access Procedures"): (a) within 90 days after a new Sub-Adviser is hired for any Fund, that Fund will furnish its shareholders with either a Multi-manager Notice or a Multi-manager Notice and Multi-manager Information Statement;[5] and (b) the Fund will make the Multi-manager Information Statement available on the website identified in the Multi-manager Notice no later than when the Multi-manager Notice (or Multi-manager Notice and Multi-manager Information

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[5] A "Multi-manager Notice" will be modeled on a Notice of Internet Availability as defined in rule 14a-16 under the Exchange Act, and specifically will, among other things: (a) summarize the relevant information regarding the new Sub-Adviser; (b) inform shareholders that the Multi-manager Information Statement is available on a website; (c) provide the website address; (d) state the time period during which the Multi-manager Information Statement will remain available on that website; (e) provide instructions for accessing and printing the Multi-manager Information Statement; and (f) instruct the shareholder that a paper or email copy of the Multi-manager Information Statement may be obtained, without charge, by contacting the Funds.

A "Multi-manager Information Statement" will meet the requirements of Regulation 14C, Schedule 14C and Item 22 of Schedule 14A under the Exchange Act for an information statement, except as modified by the requested order to permit Aggregate Fee Disclosure. Multi-manager Information Statements will be filed electronically with the Commission via the EDGAR system.

Statement) is first sent to shareholders, and will maintain it on that website for at least 90 days.

In the circumstances described in the Application, a proxy solicitation to approve the

appointment of new Sub-Advisers provides no more meaningful information to shareholders

than the proposed Multi-manager Information Statement.[6]

8.   Applicants assert that the requested disclosure relief would benefit Fund

shareholders because it would improve the Advisor's ability to negotiate the fees paid to

Sub-Advisers. Applicants state that the Advisor may be able to negotiate rates that are below a

Sub-Adviser's "posted" amounts if the Advisor is not required to disclose the Sub-Advisers' fees

to the public. Applicants submit that the requested relief will also encourage Sub-Advisers to

negotiate lower sub-advisory fees with the Advisor if the lower fees are not required to be made

public.

Applicants' Conditions:

Applicants agree that any order granting the requested relief will be subject to the

following conditions:

1.   Before a Fund may rely on the order requested in the application, the operation of

the Fund in the manner described in the application will be approved by a majority of the Fund's

outstanding voting securities, as defined in the Act, or, in the case of a Fund whose public

shareholders purchase shares on the basis of a prospectus containing the disclosure contemplated

by condition 2 below, by the initial shareholder(s) before offering shares of that sub-advised

Fund to the public.

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[6] Applicants state that the ETF Funds will rely on the disclosure document delivery mechanisms currently used by mutual funds that are not directly sold and by other ETFs to ensure that shareholders who purchase in the secondary markets receive disclosure materials.

2.   The prospectus for each Fund relying on the order requested in the application will disclose the existence, substance, and effect of any order granted pursuant to the application. Each Fund relying on the order requested in the application will hold itself out to the public as utilizing the Manager of Managers Structure described in the application. The prospectus will prominently disclose that the Advisor has ultimate responsibility (subject to oversight by the Board) to oversee the Sub-Advisers and recommend their hiring, termination, and replacement.

3.   Funds will inform shareholders of the hiring of a new Sub-Adviser within 90 days of the hiring of the new Sub-Adviser pursuant to the Modified Notice and Access Procedures.

4.   The Advisor will not enter into a sub-advisory agreement with any Affiliated Sub-Adviser without such agreement, including the compensation to be paid thereunder, being approved by the shareholders of the applicable Fund.

5.   At all times, at least a majority of the Board will be Independent Trustees, and the nomination of new or additional Independent Trustees will be placed within the discretion of the then-existing Independent Trustees.

6.   Whenever a sub-adviser change is proposed for a Fund with an Affiliated Sub-Adviser, the Board, including a majority of the Independent Trustees, will make a separate finding, reflected in the applicable Board minutes, that such change is in the best interests of the Fund and its shareholders, and does not involve a conflict of interest from which the Advisor or the Affiliated Sub-Adviser derives an inappropriate advantage.

7.   Whenever a sub-adviser is hired or terminated, the Advisor will provide the Board with information showing the expected impact on the profitability of the Advisor.

8.   The Advisor will provide general management services to each Fund that is sub-advised, including overall supervisory responsibility for the general management and

investment of the Fund's assets and, subject to review and approval of the Board, will: (i) set each Fund's overall investment strategies; (ii) evaluate, select and recommend Sub-Advisers to manage all or a part of a Fund's assets; (iii) allocate and, when appropriate, reallocate a Fund's assets among one or more Sub-Advisers; (iv) monitor and evaluate the performance of Sub-Advisers; and (v) implement procedures reasonably designed to ensure that the Sub-Advisers comply with the relevant Fund's investment objective(s), policies and restrictions.

9. No trustee or officer of a Company, or director, manager or officer of the Advisor, will own directly or indirectly (other than through a pooled investment vehicle that is not controlled by such person), any interest in a Sub-Adviser except for: (a) ownership of interests in the Advisor or any entity that controls, is controlled by, or is under common control with the Advisor, or (b) ownership of less than 1% of the outstanding securities of any class of equity or debt of any publicly traded company that is either a Sub-Adviser or an entity that controls, is controlled by, or is under common control with a Sub-Adviser.

10. Each Fund will disclose in its registration statement the Aggregate Fee Disclosure.

11. In the event the Commission adopts a rule under the Act providing substantially similar relief to that in the order requested in the application, the requested order will expire on the effective date of that rule.

12. The Advisor will provide the Board, no less frequently than quarterly, with information about the profitability of the Advisor on a per Fund basis. The information will reflect the impact on profitability of the hiring or termination of any sub-adviser during the applicable quarter.

13.   Independent Legal Counsel, as defined in rule 0-1(a)(6) under the Act, will be engaged to represent the Independent Trustees. The selection of such counsel will be within the discretion of the then-existing Independent Trustees.

14.   For Funds that pay fees to a Sub-Adviser directly from Fund assets, any changes to a Sub-Advisory Agreement that would result in an increase in the total management and advisory fees payable by a Fund will be required to be approved by the shareholders of the Fund.

For the Commission, by the Division of Investment Management, under delegated authority.

Kevin M. O'Neill
Deputy Secretary